

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2010

Robert J. Larison, Jr.
President and Chief Executive Officer
Atlantic Coast Financial Corporation
505 Haines Avenue
Waycross, Georgia 31501

> **Re:** **Atlantic Coast Financial Corporation**
> **Registration Statement on Form S-1**
> **Filed June 18, 2010**
> **File No. 333-167632**
> **Atlantic Coast Federal Corporation**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-50962**

Dear Mr. Larison:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1
General

1.   To the extent any of the comments relating to the subscription offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

2.   We note that you filed a Registration Statement on Form S-1 on June 28, 2007 and that the filing was declared effective on October 12, 2007. We also note, however, that the you made only one Exchange Act filing subsequent to the date the registration statement became effective, a Form 10-Q for the quarter ended September 30, 2007. Please tell us

how you intend to comply with the requirement to file a Form 10-K for the fiscal year ended December 31, 2007.

3.   We note the unique nature of the supplemental offering that you intend to consummate immediately following the conversion offering. As a whole, we are concerned that existing Atlantic Coast Federal Corporation shareholders and those persons that purchase your shares in the conversion offering are clearly made aware of the dilutive effect the supplemental offering will have on their stock holdings. To that end, please incorporate the following concepts into all relevant sections of the prospectus and proxy statement/prospectus;

- that following the exchange of existing shares of Atlantic Coast Federal Corporation common stock and the supplemental offering current Atlantic Coast Federal Corporation shareholders will own notably less than the 34.9% of Atlantic Coast Federal Corporation that they currently own;
- that if you receive subscriptions in the conversion offering for above the adjusted maximum amount such persons will have a portion of their orders unfulfilled in favor of those selected investors that are participating in the supplemental offering; and
- that unless the value of the shares being sold in the supplemental offering can be directly correlated to the increase in Atlantic Coast Financial Corporation's valuation over what it would be without the supplemental offering, you are selling less than the 65.1% ownership interest of Atlantic Coast Federal, MHC in the conversion offering.

Summary
Our Organizational Structure, page 2

4.   Revise this section to include a discussion of your previous attempts at a second-step conversion in 2007.

Terms of the Supplemental Offering, page 6

5.   Please expand the narrative to provide greater detail on how the supplemental offering will allow you to raise more capital than in the conversion offering alone.

The Exchange of Existing Shares of Atlantic Coast Federal Corporation Common Stock, page 9

6.   As referred to in comment 2, please revise the chart on page 10 to also include the effect of any shares sold in the supplemental offering.

How We Intend to Use the Proceeds of the Offerings, page 11

7.   Please update here and throughout the document the relevant facts of the $5 million loan you expected to obtain in June 2010.

Risk Factors, page 21

8.   Revise your Risk Factors to avoid making statements that there "can be no assurance"
        that a given event might or might not happen. The point of a particular risk factor is to
        discuss a material risk and explain to the reader the likelihood of the risk impacting an
        investment in your securities, not your ability to provide assurance. In addition, update
        the quantifications through June 30, 2010.

9.   Please revise your first Risk Factor to state what percent of your total assets are classified
        as non-performing assets over the period from December 31, 2007 through March 31,
        2010.

10.   Include a stand-alone Risk Factor that describes the risks to your business associated with
        the memorandum of understanding you have with the Office of Thrift Supervision.
        Include a discussion of the risks associated with any likely run-off of brokered deposits as
        well as the other risks associated with the memorandum of understanding discussed on
        page 129.

11.   Please include a Risk Factor, or explain to us why one is not necessary discussing the risk
        associated with the fact that your new Executive Chairman of the Board, Mr. Sidhu, is
        also Chairman and Chief Executive Officer of New Century Bank in Phoenixville,
        Pennsylvania and of Sidhu Advisors, LLC.

12.   Please move the third Risk Related to the Offerings on page 32 (future sales or other
        dilution) so that it appears first in this section. Also revise this Risk Factor to remove the
        speculative language from its title and to specifically mention the supplemental offering.

Historical and Pro Forma Regulatory Capital Compliance, page 44
Capitalization, page 46

13.   Since the supplemental offering will occur immediately following the conversion
        offering, revise these tables so that the column related to the supplemental issuance
        appears to the right of the columns related to the conversion offering.

Pro Forma Data, page 48

14.   We note your disclosure on page 48 that the interest rate used to estimate income earned
        on reinvestment of the net proceeds of the offering was not tax affected. Please tell us
        how you determined it was appropriate to exclude the tax effects of the pro forma
        adjustments in your presentation or revise accordingly. Refer to Instruction 7 to Rule 11-
        02(b) of Regulation S-X.

15.   We note that the pro forma condensed financial information beginning on page 51
        includes the impact of both the conversion and supplemental offerings. It is not clear to

us why you have presented the impact of the supplemental offering as an adjustment to historical amounts rather than as a pro forma adjustment similar to how you have presented the impacts of the conversion offering. Furthermore, we are unclear as to how this presentation is consistent with Rule 11-02(b)(4) of Regulation S-X. Please advise or revise your presentation accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-performing asset sales, page 58

16.   Include here and expand elsewhere as appropriate a discussion of whether you took a loss on the sale of distressed assets in the past and whether you anticipate taking a loss as part of your increased sales of distressed assets in 2010.

Supplemental Offering, page 194

17.   Please provide more detail regarding the background of the supplemental offering. Such a discussion should include any connections the selected investors and their associates have with your directors and executive officers, how you determined the amount to be offered to selected investors, whether you have any plans, arrangements and/or understandings with the selected investors and any other pertinent information. We may have additional comments following our review of this disclosure.

18.   We note footnote 2 on the cover page which indicates that you assume that 550,000 shares of the supplemental offering will be sold to investors who have participated in credit facilities with you. Please provide us with more information regarding any directed share program that you are utilizing as part of the supplemental offering, including how any such directed share program complies with Section 5 and Rule 134 of the Securities Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Angela Connell at (202) 551-3426 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc.   (facsimile only)
        Mr. Richard Garabedian
        Luse Gorman Pomerenk & Schick, P.C.
        (202) 362-2902